Filed by MYnd Analytics, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14-a-12 of the

Securities Exchange Act of 1934

Subject Corporation:

MYnd Analytics, Inc.

Commission File No.: 001-35527

MYnd Analytics and Emmaus Life Sciences Provide Update to Shareholders Addressing Questions Related to Merger and Spin-off Transaction

Mission Viejo and Torrance CA, January 10, 2019 - MYnd Analytics, Inc. (Nasdaq: MYND), a predictive analytics company aimed at improving the delivery of mental health services through the combination of telemedicine and data analytics, and Emmaus Life Sciences, Inc. (“Emmaus”), a leader in sickle cell disease treatment, today provided an update to shareholders in which the two companies addressed recent questions related to the recently announced definitive stock-for-stock merger agreement.

What percentage of MYnd (to be renamed “Emmaus Life Sciences, Inc.” and referred to as “New Emmaus”) will current MYnd Analytics (“MYnd”) shareholders own upon completion of the transaction?

MYnd shareholders will own 5.9% of the fully diluted shares of Emmaus post closing.

Who will own the predictive analytics and telemedicine business once it is spun off from MYnd?

We currently intend that MYnd shareholders as of a record date (which we expect to be a day prior to the closing of the Merger) will receive new shares in connection with a spin-off equal to 100% of equity in the entity that will own and operate the predictive analytics and telemedicine business, which we expect to begin trading as a new standalone company. This is subject to change as the approval process progresses.

If I buy shares in MYnd today, will I continue to own shares in New Emmaus post closing?

Yes. So long as you do not sell your MYnd shares prior to the completion of the Merger, your MYnd shares will represent shares of New Emmaus after the closing of the merger.

What is the current market value of Emmaus?

Emmaus is not publicly listed or traded and the value of the New Emmaus shares after the closing of the merger will ultimately be determined by the markets, but given the $3 billion worldwide market for its target disease, positive Phase 3 clinical date, FDA approval, reimbursement approval by the Centers for Medicare and Medicaid Services, distribution agreements with the nation’s leading distributors, strong market update and rapid commercialization, this transaction is expected to create significant value for all shareholders.

What will be the value of the 5.9% ownership interest in New Emmaus shares to be owned by MYnd shareholders post closing?

We will be issuing to the shareholders of Emmaus shares of MYnd equal to 94.1% of the shares in the MYnd parent company on a fully diluted basis. The final exchange ratio will be determined on a fully diluted basis, as we need to take into account the treatment of options and warrants.

For illustrative purposes (excluding options and warrants) we are providing an estimate of outstanding common shares assuming conversion of preferred shares. Based on an estimated 9.2 million shares currently outstanding at yesterday’s closing price of $1.06, the current market capitalization of MYnd would equal $10.6 million. Based on the current stock price, the value of New Emmaus after the closing of the transaction would be $169.1 million.

For each $100 million of New Emmaus valuation, the MYnd shareholders will continue to own shares with $5.9 million of value.

Therefore, to illustrate:

●	If New Emmaus is ultimately valued by the market post closing at $200 million, the MYnd shareholders would own $11.8 million in value of shares of the surviving company

●	If New Emmaus is ultimately valued by the market post closing at $300 million, the MYnd shareholders would own $17.7 million in value of shares of the surviving company

●	If New Emmaus is ultimately valued by the market post closing at $400 million, the MYnd shareholders would own $23.6 million in value of shares of the surviving company

●	If New Emmaus is ultimately valued by the market post closing at $500 million, the MYnd shareholders would own $29.8 million in value of shares in the surviving company

●	If New Emmaus is ultimately valued by the market post closing at $600 million, the MYnd shareholders would own $35.4 million in value of shares in the surviving company

What due diligence was conducted by the Board of Directors of MYnd prior to executing the definitive merger agreement?

MYnd’s board conducted extensive due diligence and evaluated multiple, independent analysis/valuations by third-parties and received an independent fairness opinion on the transaction. The Board believes significant value will be created for MYnd shareholders through this transaction, while current MYnd shareholders are expected to maintain 100% ownership of the predictive analytics and telemedicine business.

What is the benefit to current Emmaus shareholders in this transaction?

Emmaus will submit a listing application on The Nasdaq Capital Market, which will provide greater exposure within the investment community, which in turn, should help to significantly enhance value for current Emmaus shareholders. Based on current market comparables, taking into consideration the market opportunity, FDA approval, and rapid commercialization, Emmaus should benefit from a much greater valuation in the market as a publicly traded company.

Why is Emmaus conducting a merger transaction with MYnd rather than a direct listing on Nasdaq?

A direct listing on The Nasdaq Capital Market would require an initial public offering of shares. Given the FDA approval and commercial stage of the Company, Emmaus management felt it was in the best interest of its shareholders not to raise capital at this time, which would be unnecessarily dilutive to shareholders.

What will happen to the warrants I own in MYnd post closing?

Unless MYnd decides to offer warrant holders an opportunity to participate in a pre-closing warrant swap or similar transaction, the existing warrants will remain outstanding as New Emmaus warrants for their remaining term. The warrants will represent the right to purchase common stock of New Emmaus in accordance with the terms provided for in the final warrant agreements filed with the SEC and appearing on EDGAR.

What is the risk the merger transaction does not occur?

The merger transaction is subject to the approval of shareholder by both companies, and other conditions. However, we have confidence that the merger will close given the strong support expressed by the major shareholders of both companies.

What happens if the transaction is not approved by shareholders?

Both companies will continue to operate as standalone companies and the equity ownership of the current shareholders will remain unchanged.

Both MYnd and Emmaus shareholders are encouraged to contact the respective companies with any additional questions. The companies intend to provide further disclosures and updates in advance of the closing.

About Sickle Cell Disease

Sickle Cell Disease is an inherited blood disorder characterized by the production of an altered form of hemoglobin which polymerizes and becomes fibrous, causing red blood cells to become rigid and change form so that they appear sickle shaped instead of soft and rounded. Patients with Sickle Cell Disease suffer from debilitating episodes of sickle cell crises, which occur when the rigid, adhesive and inflexible red blood cells occlude blood vessels. Sickle cell crises cause excruciating pain as a result of insufficient oxygen being delivered to tissue, referred to as tissue ischemia, and inflammation. These events may lead to organ damage, stroke, pulmonary complications, skin ulceration, infection and a variety of other adverse outcomes. Sickle Cell Disease is an orphan disease with significant unmet medical needs, affecting approximately one hundred thousand patients in the U.S. and millions worldwide.

About Endari

Indication
Endari is indicated to reduce the acute complications of sickle cell disease in adult and pediatric patients 5 years of age and older.

Important Safety Information
The most common adverse reactions in clinical studies include constipation, nausea, headache, and abdominal pain.

Adverse reactions leading to treatment discontinuation included one case each of hypersplenism, abdominal pain, dyspepsia, burning sensation, and hot flash.

The safety and efficacy of Endari in pediatric patients with sickle cell disease younger than five years of age has not been established.

For more information, please see full Prescribing Information of Endari at: www.ENDARIrx.com/PI

About Emmaus Life Sciences

Emmaus Life Sciences, Inc. is a commercial stage biopharmaceutical company engaged in the discovery, development, marketing and sale of innovative treatments and therapies, including those in the rare and orphan disease categories. Its lead prescription product, Endari, demonstrated positive clinical results in a completed Phase 3 clinical trial for sickle cell disease and received FDA approval in July 2017. The company’s research on sickle cell disease was initiated by Yutaka Niihara, MD, MPH, Chairman and CEO of Emmaus, at the Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center. For more information, please visit www.emmauslifesciences.com.

About MYnd Analytics

MYnd Analytics, Inc. (www.myndanalytics.com), with its wholly owned subsidiary Arcadian Telepsychiatry Services, LLC, is a technology-enabled telepsychiatry and teletherapy company that provides enhanced access to behavioral health services, improves patient outcomes and helps lower the costs associated with behavioral health issues. The MYnd Psychiatric EEG Evaluation Registry (PEER) is a predictive analytics decision support tool that helps physicians reduce trial and error treatment for behavioral health conditions. PEER provides the physician a personalized care plan with recommended treatment options based on a patient’s unique brain markers, reducing treatment time and treatment costs. Arcadian Telepsychiatry Services, LLC provides a suite of complementary telemedicine services that can be combined with PEER, including telepsychiatry, teletherapy, digital patient screening, curbside consultation, on-demand services, and scheduled encounters for all age groups. MYnd’s customers include major health plans, health systems, and community-based organizations. To read more about the benefits of this patented technology for patients, physicians and payers, please visit: www.myndanalytics.com.

Additional Information and How to Find It

This release is being made in respect of the proposed business combination involving MYnd Analytics, Inc. and Emmaus Life Sciences, Inc. In connection with the proposed transactions, MYnd and Emmaus plan to file documents with the U.S. Securities and Exchange Commission (the “SEC”), including the filing by MYnd of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of MYnd and Emmaus plan to file with the SEC other documents regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS OF MYND AND EMMAUS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY MYND AND EMMAUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting MYnd Investor Relations or Emmaus Investor Relations.

MYnd, Emmaus and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of MYnd is also included in MYnd’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 1, 2018, as updated in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and additional information regarding the directors and executive officers of Emmaus is also included in Emmaus’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on August 23, 2018.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-looking Statements

Certain statements in this release, including statements relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the combined company’s future financial condition performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving MYnd’s and Emmaus’ expectations or predictions of future financial or business performance or conditions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and MYnd and Emmaus assume no duty to update forward-looking statements. In addition to factors previously disclosed in MYnd’s and Emmaus’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this release, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain NasdaqCM listing approval and meet other closing conditions to the Merger, including requisite approval by MYnd’s and Emmaus’ stockholders on a timely basis or at all; delay in closing the Merger; the ability to effect the proposed spin-off; adverse tax consequences; disruption following the Merger; the availability and access, in general, of funds to fund operations and necessary capital expenditures. Other risks and uncertainties are more fully described in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and Emmaus’ Annual Report on Form 10-K for the year ended December 31, 2017, each filed with the SEC, and in other filings that MYnd or Emmaus makes and will make with the SEC in connection with the proposed transactions, including the Joint Proxy Statement/Prospectus described herein under “Important Additional Information About the Transaction Will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this release speak only as of the date stated herein, and subsequent events and developments may cause MYnd’s or Emmaus’ expectations and beliefs to change. While MYnd or Emmaus may elect to update these forward-looking statements publicly at some point in the future, each of MYnd and Emmaus specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing MYnd’s or Emmaus’ views as of any date after the date stated herein.

Contact:

For MYnd:

Crescendo Communications, LLC

Tel: +1 (212) 671-1020

Email: mynd@crescendo-ir.com

For Emmaus:

Kurt Kruger

CFO, Emmaus Life Sciences, Inc.

Email: kkruger@emmauslifesciences.com